UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated March 25, 2026

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 25 March 2026 entitled ‘Block Admission Application’.

25 MARCH 2026

BLOCK ADMISSION APPLICATION

Application has been made by Vodafone Group Plc (the "Company") to the London Stock Exchange plc for a total of 286,113,801 ordinary shares of US$0.20 20/21 each ('Shares') to be admitted to the Official List. Admission is expected on or around 31 March 2026.

285,963,801 Shares will be issued under the Vodafone Group Plc Global Incentive Plan 2023 and will rank pari passu with the existing ordinary shares of US$0.20 20/21 each.

150,000 Shares will be issued under the Vodafone Group Plc AirTouch 1999 Exchange Programme and will also rank pari passu with the existing ordinary shares of US$0.20 20/21 each.

The Company will announce such allotments no later than 60 days following the date on which they occurred.

- ends -

For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone Group
everyone.connected

Vodafone is a leading European and African telecoms company.

We serve over 360 million mobile and broadband customers, operating networks in 15 countries with investments in a further five and partners in over 40 more. We have capacity on more than 70 subsea cable systems - the backbone of the internet - and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world's largest IoT platforms, with 223 million IoT connections globally, and we provide financial services to around 94 million customers across seven African countries - managing more transactions than any other provider.

From the seabed to the stars, Vodafone's purpose is to keep everyone connected.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: March 25, 2026	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary